UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On May 26, 2026, MEDIROM Healthcare Technologies Inc. (the “Company”) received a notice from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission. The notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq.

The notice provides the Company with 60 calendar days from the date of the notification, or until July 27, 2026, to submit a plan to Nasdaq to regain compliance with Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until November 11, 2026, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearings Panel under Nasdaq Listing Rule 5815(a). The Company intends to file its Form 20-F or provide a plan of compliance to Nasdaq on or before July 27, 2026.

Issuance of Press Releases

On May 29, 2026, the Company issued a press release announcing its receipt of the notice from Nasdaq. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2025 and in the Company’s other filings with the SEC. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the 60-day period beginning on the date of the Notice or any extensions of such period granted by Nasdaq, or that Nasdaq will accept any plan submitted by the Company to regain compliance. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: May 29, 2026
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer